SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (AMENDMENT NO. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        PERRY ELLIS INTERNATIONAL , INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    868610106
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                                 (CUSIP Number)

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 868610106
------------------------------------

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    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            George Feldenkreis
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                          (b)

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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
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                                 5      SOLE VOTING POWER

         NUMBER OF                      1,541,728
           SHARES             --------------------------------------------------
        BENEFICIALLY             6      SHARED VOTING POWER
          OWNED BY
            EACH                        445,215
         REPORTING            --------------------------------------------------
           PERSON                7      SOLE DISPOSITIVE POWER
           WITH:
                                        1,541,728

                              --------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        445,215
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,986,943(1)
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    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            27.8%(2)
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    12      TYPE OF REPORTING PERSON*

            IN
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----------
(1) Represents 1,141,728 shares of Common Stock owned directly by Mr. Feldenkreis, 361,525 shares of Common Stock owned by Carfel, Inc., of which company Mr. Feldenkreis is a director, executive officer and principal shareholder, 83,690 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director and 400,000 shares of Common Stock held pursuant to the grant of stock options.

(2) Calculated on the basis of 6,738,367 shares of Common Stock outstanding on December 31, 1999.

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 868610106
------------------------------------

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    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Carfel, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                           (b)

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY             6      SHARED VOTING POWER
          OWNED BY
            EACH                        361,525
         REPORTING            --------------------------------------------------
           PERSON                7      SOLE DISPOSITIVE POWER
           WITH:
                                        -0-
                              --------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        361,525
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            361,525
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.4%(1)
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    12      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

----------
(1) Calculated on the basis of 6,738,367 shares of Common Stock outstanding on December 31, 1999.

ITEM 1(A).        NAME OF ISSUER:

                  Perry Ellis International, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

ITEM 2(A).        NAME OF PERSON FILING:

                  George Feldenkreis and Carfel, Inc.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  868610106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

I.       George Feldenkreis

         (a)      Amount Beneficiary Owned: 1,986,943(1) SHARES.

         (b)      Percent of Class:    27.8%(2)

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct to vote     1,541,728

                  (ii)     shared power to vote or to direct the vote    445,215

                  (iii)    sole power to dispose or to direct the
                           disposition of                              1,541,728

                  (iv)     shared power to dispose or to direct
                           disposition of                                445,215

II.      Carfel, Inc.

         (a)      Amount Beneficiary Owned: 361,525 SHARES.

         (b)      Percent of Class: 5.4%(2)

         (c)      Number of Shares as to which such person has:

                  (i)      sole power to vote or to direct to vote           -0-

                  (ii)     shared power to vote or to direct the vote    361,525

                  (iii)    sole power to dispose or to direct the
                           disposition of                                    -0-

                  (iv)     shared power to dispose or to direct
                           disposition of                                361,525

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

--------
(1) Represents 1,141,728 shares of Common Stock owned directly by Mr. Feldenkreis, 361,525 shares of Common Stock owned by Carfel, Inc., of which company Mr. Feldenkreis is a director, executive officer and principal shareholder, 83,690 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director and 400,000 shares of Common Stock held pursuant to the grant of stock options.

(2) Calculated on the basis of 6,738,367 shares of Common Stock outstanding on December 31, 1999.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000.                  /s/ GEORGE FELDENKREI
                                            ------------------------------------
                                                George Feldenkreis

Dated:  February 14, 2000.                   CARFEL, INC.

                                            /s/ GEORGE FELDENKREI
                                            ------------------------------------
                                            By: George Feldenkreis